[Letterhead of Ropes & Gray LLP]

November 10, 2004

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, DC 20549

Attention:    Chris Edwards

Re:	SEC Comment Letter dated November 8, 2004
Reebok International Ltd.
Registration Statement on Form S-4 filed October 26, 2004
File No. 333-119974

Dear Mr. Edwards:

On behalf of Reebok International Ltd., a Massachusetts corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a complete copy (including certain exhibits) of Amendment No. 1 to the above-referenced Registration Statement on Form S-4. A copy of Amendment No. 1 to the Registration Statement has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

This amendment reflects certain revisions to the Registration Statement, as filed with the Commission on October 26, 2004, in response to the comment letter to David A. Pace of the Company, dated November 8, 2004 from the staff of the Commission.

For your convenience, the Company is supplementally providing to the staff four (4) copies of Amendment No. 1 to the Registration Statement, which have been marked to indicate the changes from the Registration Statement as originally filed on October 26, 2004.

For reference purposes, the staff’s comments in the letter dated November 8, 2004 are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment.

Securities and Exchange Commission	- 2 -	November 10, 2004

General

1.	We note that you have a resale registration statement on Form S-3 (File No. 333-117751) with respect to the old securities that has not been declared effective. Please tell us what your plans are with respect to this registration statement. You should consider the comments contained in this letter in the event that you amend the Form S-3.

RESPONSE TO COMMENT 1

The Company issued the Old Securities in a private placement on April 30, 2004. Pursuant to a Registration Rights Agreement which the Company entered into with the initial purchasers of the Old Securities, the Company agreed to use reasonable efforts to cause a shelf registration statement covering the resale of the Old Securities to become effective by November 26, 2004 and keep it available for use until the expiration of the 144(k) holding period. If the Company fails to comply with the Registration Rights Agreement, it will incur liquidated damages with respect to any Old Securities that remain outstanding following the exchange offer. The Company therefore plans to request that the Commission accelerate effectiveness of the resale registration statement in the near future. The Company will consider any relevant comments in this process to be applicable to the Form S-3.

2.	Please provide a background section that summarizes the issuance of the old securities, the filing of the resale registration statement, the commencement of the exchange offer, and your intentions with respect to the resale registration statement.

RESPONSE TO COMMENT 2

We added a background section as requested to the “Summary” section on page 1.

Financial Statements

3.	We note that you have incorporated by reference the financial statements for the year ended December 31, 2003. Where you incorporate by reference financial statements found in other documents filed with the SEC, we require you to include in the document disseminated to investors the summary financial statements required by Item 1010(c) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO and Q&A 7 in Section I.H of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 2001). Please revise to include the summary financial statements.

Securities and Exchange Commission	- 3 -	November 10, 2004

RESPONSE TO COMMENT 3

Item 10 of Schedule TO requires an issuer to furnish the financial statements required by Item 1010(a) and (b) of Regulation M-A only “if material.” As noted in the Instructions to Item 10, the facts and circumstances of a tender offer, particularly the terms of the tender offer, may influence a determination as to whether financial statements are material. In the exchange offer, the Company is offering to exchange its Old Securities for New Securities that have very limited differences. None of the differences in the terms of the New Securities, which include a net share settlement mechanism, an additional “put” date and limitations on the Company’s ability to redeem the securities, creates any additional credit risk for holders. In fact, holders participating in the exchange offer will receive securities with the identical maturity date, interest provisions, conversion rate and covenant protection, among other terms, as the securities being tendered. Because the holders are already invested in a substantially similar security, we do not believe that the Company’s balance sheet and income statement are material to a holder’s decision to exchange. Accordingly, we believe that the Company’s financial condition is not material to a decision to sell, tender or hold the Old Securities and that financial information under 1010(a) and (b), or any summary thereof under 1010(c), should not be required.

Registration Statement Cover Page

4.	Please specify the amount of common stock issuable upon conversion of the new securities in the calculation of registration fee table and include this amount on the cover page of the prospectus.

RESPONSE TO COMMENT 4

We were unable to specify the number of shares of common stock issuable upon conversion of the New Securities because such number depends on the share price at the time of conversion and is further subject to fluctuation depending on the volume weighted average price of the common shares for the five business day period following the conversion date. As a result, we noted in the registration fee table for the Registration Statement that the number of common shares being registered was indeterminate.

5.	Please register the rights that would be attached to shares of common stock issuable upon conversion of the new securities. Ensure that counsel’s legality opinion covers the enforceability of the company’s obligations under the rights as well.

Securities and Exchange Commission	- 4 -	November 10, 2004

RESPONSE TO COMMENT 5

As we discussed with you, we will be sending a separate response letter regarding your request that the Company register the rights that would be attached to shares of common stock issuable upon conversion of the New Securities and that our legal opinion cover the enforceability of the Company’s obligations under the rights.

The Exchange Offer, page 3

6.	Please add the new disclosure that you faxed to us on November 2nd and add a brief statement that explains why the new conversion terms of the new debentures will result in the shares issuable upon conversion of the new securities not being included in your fully diluted shares outstanding.

RESPONSE TO COMMENT 6

As requested, we added the new disclosure the Company faxed to the staff on November 2nd and the requested explanation to the “Exchange Offer” summary section on page 2.

Principal Differences Between the Old Securities and the New Securities, page 6

Settlement Upon Conversion, page 6

7.	We note that there is a difference in the type of consideration issued upon conversion, but please clarify whether there is a difference in the method of calculating the amount payable upon conversion.

RESPONSE TO COMMENT 7

We revised the “Settlement Upon Conversion” section on page 6 in response to this comment.

8.	Please include the differences in tax treatment in this section.

RESPONSE TO COMMENT 8

As requested, we added the differences in tax treatment to the “Principal Differences Between the Old Securities and the New Securities” section on page 8.

Securities and Exchange Commission	- 5 -	November 10, 2004

The New Securities, page 8

9.	Please state whether or not any periodic evidence is required to be furnished as to the absence of a default or compliance with the terms of the Indenture. In this regard, we note that Section 4.03 of the Indenture appears to provide for annual delivery of a compliance certificate to the Trustee.

RESPONSE TO COMMENT 9

As requested, we amended the “New Securities” section on page 12 in accordance with Section 4.03 of the Indenture.

Conversion Rate, page 8

10.	The notes have an “initial” conversion rate of 19.5086 shares per $1000 principal amount. Please expand to briefly discuss how and when the conversion price may change.

RESPONSE TO COMMENT 10

We revised the “Conversion Rate” section on page 9 in response to this comment.

11.	We note that the consideration for the new notes will mainly consist of cash as opposed to common stock. Please make this difference clear. Please also clarify at what price for your common stock holders will begin to receive common stock upon conversion and disclose the most recent date on which your common stock traded at or above that price.

RESPONSE TO COMMENT 11

We revised the “Conversion Rate” section on pages 9 and 10 in response to this comment.

12.	Please clarify that if the “daily conversion value” is less than $200, holders will receive less than the principal amount of the securities. Please also disclose the market price for the common stock that results in a daily conversion value of $200.

RESPONSE TO COMMENT 12

We revised the “Conversion Rate” section on page 10 in response to this comment.

Securities and Exchange Commission	- 6 -	November 10, 2004

Ranking, page 9

13.	Please clarify the amount of outstanding debt to which the new securities are subordinate.

RESPONSE TO COMMENT 13

We revised the “Ranking” sections on pages 11 and 25 in response to this comment.

Risk Factors, page 12

An active trading market for the New Securities may not develop, page 12

14.	Please clarify whether an active trading market for the old securities exists.

RESPONSE TO COMMENT 14

We revised the first paragraph of the “Risks Related to the New Securities” section on page 13 as well as the first paragraph of the “Risks Related to the Exchange Offer” on page 14 in response to this comment.

15.	Please disclose the price at which your common stock must trade in order for holders to convert the new securities and disclose when your common stock last traded at that price.

RESPONSE TO COMMENT 15

We revised the third paragraph of the “Risks Related to the New Securities” section on page 13 in response to this comment.

Forward-Looking Information, page 15

16.	The last sentence in this section appears to be inconsistent with your obligation to update information presented in the offer materials, should that information change materially. See Rule 13e-4(c)(3). Please revise.

RESPONSE TO COMMENT 16

We revised the “Forward-Looking Information” section on page 16 as requested.

Securities and Exchange Commission	- 7 -	November 10, 2004

The Exchange Offer, page 17

Conditions to the Exchange Offer, page 17

17.	Please refer to the introductory paragraph where you have included language suggesting that once a condition has failed, you may decide in your reasonable judgment whether it is advisable to proceed with the offer. Please note that when a condition is “triggered” and you decide to proceed with the offer anyway (i.e., because you decided that it was not “inadvisable”), we believe that this decision constitutes a waiver of the triggered condition. As you are aware, waiver of a material offer condition may require an extension of the offer and dissemination of amended offering materials. You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.

RESPONSE TO COMMENT 17

The Company acknowledges the staff’s comment and confirms its understanding of the staff’s position.

Letter of Transmittal, page 20

18.	Disclosure here and in the letter of transmittal states that tendering holders waive any and all rights with respect to the Old Securities and release you from any and all claims they may have arising out of or related to the Old Securities. Please revise to clarify that tendering holders are not waiving or releasing any claims that they may have now or in the future under the federal securities laws.

RESPONSE TO COMMENT 18

As requested, we have revised page 21 of the “Exchange Offer” section and the Letter of Transmittal.

Withdrawal of Tenders, page 21

19.	Please revise to disclose the withdrawal rights that are available to holders pursuant to Rule 13e-4(f)(2)(ii).

RESPONSE TO COMMENT 19

We revised the “Withdrawal of Tenders” section on page 22 as requested.

Securities and Exchange Commission	- 8 -	November 10, 2004

Dealer Manager, page 23

20.	You do not mention payment of soliciting dealer fees here, but in the next section, you reference fees or other commissions that may be payable to the dealer manager. Please clarify whether you will pay soliciting dealer fees or commissions based on the number of securities tendered into this exchange offer. If so, please be aware that we object to such fees as a violation of Rule 13e-4(f)(8)(ii) when paid for securities tendered for the dealer manager’s own account.

RESPONSE TO COMMENT 20

We revised the “Dealer Manager” and “Other Fees and Expenses” sections on page 24 as requested.

Description of New Securities, page 24

Required Notices and Procedures, page 33

21.	We note that holders who elect to require you to purchase new securities must submit the purchase notice at least five business days prior to the purchase date. It does not appear that this requirement satisfies Rule 14e-1(a). Please advise or revise. For example, will the “put” feature you describe be subject to Rule 13e-4 and/or Regulation 14E?

RESPONSE TO COMMENT 21

We acknowledge the staff’s comment. As indicated on page 35 of the Registration Statement, in connection with any purchase offer, the Company will comply in all material respects with the provisions of Rule 13e-4, Rule 14e-1 and other tender offer rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that may then apply. We also have revised the disclosure on page 34, and the Indenture, to provide that holders may submit New Securities for purchase from a date not less than 20 business days prior to the purchase date. This will allow the Company the option to provide a tender period of at least 20 business days in the event Rule 13e-4 or 14e-1 is applicable.

We believe that it is unclear whether the “put” feature will be subject to 13e-4 or Regulation 14E at the time, if ever, it is utilized. For example, we note that the staff in the past has granted an exemption from or taken a no-action position with respect to Rule 13e-4 for offers to repurchase notes. Generally, under the terms of the notes discussed in the no-action letters and exemptive orders, an issuer would purchase the notes, at the option of the holder, on a specified date in the future under certain circumstances. The

Securities and Exchange Commission	- 9 -	November 10, 2004

terms of the put were specified in each registration statement and were not subject to change by the issuer. The staff concluded that since the terms and conditions of the put were fixed, the issuer was subject to the reporting provisions of the Exchange Act and the issuer would not take any steps to encourage or discourage purchases, a repurchase or redemption of the notes by the issuer pursuant to the put “would not appear to result in any of the abuses that Rule 13e-4 was designed to prevent.” (See Merrill Lynch & Co., Inc., publicly available September 2, 1985 (exemption from Rule 13e-4); National Medical Enterprises, Inc., publicly available March 3, 1986 (no-action position with respect to Rule 13e-4); and Beverly Enterprises, publicly available December 6, 1985 (no-action position with respect to Rule 13e-4)).

Undertakings, page II-3

22.	Please include the 512(a) undertaking, as it appears the exchange offer may last for more than 30 days. See Rule 415(a)(1)(ix).

RESPONSE TO COMMENT 22

We amended the “Undertakings” section to include the Item 512(a) undertaking on page II-3 as requested.

23.	We note your inclusion of the undertaking in Item 512(i). Please tell us what information has been excluded from the prospectus in reliance on Rule 430A.

RESPONSE TO COMMENT 23

We deleted Item 512(i) from the “Undertakings” section on page II-3 in response to this comment.

Exhibits

Legality Opinion

24.	Please delete the final sentence where you state the opinion may only be used in connection with the offer and sale of the securities and only while the registration statement is in effect. You may not limit an investor’s reliance on the opinion to the occurrence of certain events and time periods.

RESPONSE TO COMMENT 24

We will revise the Exhibit 5 opinion to delete the final sentence and file the opinion once we have completed our discussions with you regarding your legal opinion comment in comment 5.

Securities and Exchange Commission	- 10 -	November 10, 2004

*            *            *             *             *

I hope that the foregoing has been responsive to the staff’s comments. I would appreciate it if you would advise me at the number set forth below if the staff expects that additional comments or questions will be forthcoming. The Company is under very tight time constraints and it will be required to restate its earnings per share in accordance with the new accounting rules applicable to the Old Securities if the exchange offer is not successfully completed. If you have any questions about this letter or require any further information, please call me at (617) 951-7294.

Respectfully submitted,

/s/ Julie H. Jones

Julie H. Jones

cc:	Mr. David A. Pace

Senior Vice President and General Counsel

Reebok International Ltd.

Keith F. Higgins